Exhibit 99.1

ASX ANNOUNCEMENT
12 January 2026
Small Shareholding Sale Facility

North American lithium producer Elevra Lithium Limited (“Elevra” or “Company”) (ASX:ELV; NASDAQ:ELVR; OTCQB:SYAXF) has established a small shareholding sale facility (the “Facility”) for shareholders that hold a small shareholding of ordinary shares in the Company. The Facility is designed to reduce the administrative burden and costs associated with managing a large number of small shareholdings while providing eligible shareholders with the opportunity to sell their shares without incurring brokerage fees.
Under the Australian Securities Exchange (“ASX”) Listing Rules, a marketable parcel of ordinary shares is a parcel valued at A$500 or more and an unmarketable parcel (i.e. a small shareholding) is a parcel valued at less than A$500. Shareholders who own a marketable parcel will not be eligible to participate.

The Facility will be available to shareholders who hold a small shareholding of ordinary shares as of the close of trade on Thursday, 8 January 2026 (the “Record Date”) (“Eligible Shareholders”). Due to US Securities laws, the Facility will not be available to those who hold Elevra securities in the United States of America (i.e. American Depository Shares listed on the NASDAQ and Over-The-Counter (OTC) securities). In addition, the Facility will not be available to any shareholders whose holdings are currently subject to liquidation or bankruptcy proceedings. Elevra is conducting the Facility in accordance with clause 5.4 of its Constitution, ASX Listing Rule 15.13 and ASIC Corporations (Share and Interest Sale Facilities) Instrument 2018/99.

The attached letter, which includes the terms and conditions of the Facility, and a Notice of Retention Form, will be dispatched to Eligible Shareholders. The Facility will be conducted on an opt-out basis, meaning that Eligible Shareholders who wish to retain their shares must return the Notice of Retention Form by 5.00pm (Brisbane Time) on Monday, 2 March 2026. If no action is taken, shares will be sold under the Facility.

Shareholders should, if necessary, update their bank account details with Computershare so that any payments from the Facility proceeds can be effected electronically. To do so, please contact the Investor Centre of Computershare at www.investorcentre.com/au.

Key dates for the Facility are:

Event	Date (Brisbane)
Record Date for Establishing Eligible Shareholders	8 January 2026
ASX Announcement of Facility	12 January 2026
Dispatch of Letter and Notice of Retention Form to Eligible Shareholders	16 January 2026
Eligible Shareholder Deadline to Return Notice of Retention Form (Closing Date)	2 March 2026
Estimated Date for Payment of Proceeds of the Facility to Participating Eligible Shareholders	20 March 2026

The timetable is subject to the ASX Listing Rules and may be changed at the sole discretion of the Company. Elevra may, at its sole discretion, suspend or terminate the Facility. Any changes will be notified by written notice to ASX.

Announcement authorised for release by Elevra’s Board of Directors.
ELEVRA LITHIUM • Level 28, 10 Eagle Street • Brisbane QLD 4000 • Australia +61 7 3369 7058 • info@elevra.com • ASX:ELV | NASDAQ:ELVR • ABN 26 091 951 978	elevra.com

About Elevra Lithium

Elevra Lithium Limited is a North American lithium producer (ASX:ELV; NASDAQ:ELVR; OTCQB:SYAXF) with projects in Québec, Canada, United States, Ghana and Western Australia.

In Québec, Elevra’s assets comprise North American Lithium (100%) and a 60% stake in the Moblan Lithium Project in Northern Québec. In the United States, Elevra has the Carolina Lithium project (100%) and in Ghana the Ewoyaa Lithium project (22.5%) in joint venture with Atlantic Lithium.

In Western Australia, the Company holds a large tenement portfolio in the Pilbara region prospective for gold and lithium.

For more information, please visit us at: www.elevra.com

For more information, please contact:

Andrew Barber

Investor Relations

PH: +61 7 3369 7058

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Dear Shareholder,

IMPORTANT NOTICE: Small Shareholding Sale Facility

As announced on 12 January 2026, Elevra Lithium Limited (“Elevra” or “Company”) (ASX:ELV; NASDAQ:ELVR; OTCQB:SYAXF) has established a small shareholding sale facility (the “Facility”) for shareholders who hold a small shareholding of ordinary shares in Elevra (“Eligible Shareholders”) as of the close of trading on Thursday, 8 January 2026 (the “Record Date”). Due to US Securities laws, the Facility will not be available to those who hold Elevra securities in the United States of America (i.e. American Depository Shares listed on the NASDAQ and Over-The-Counter (“OTC”) securities). In addition, the Facility will not be available to any shareholders whose holdings are currently subject to liquidation or bankruptcy proceedings.

Under the Australian Securities Exchange (“ASX”) Listing Rules, a marketable parcel is a parcel valued at A$500 or more and the Facility is only available to shareholders who hold their shares on ASX. Our records indicate that you held less than a marketable parcel (i.e. a small shareholding) based on the share price of $8.89 as of the Record Date. Based on this share price, a marketable parcel is comprised of 57 shares or more and Elevra has approximately 16,153 shareholders with a small shareholding as of the Record Date.

The Facility is being conducted on an opt-out basis, meaning that you must take an action outlined below by 5:00pm (Brisbane time) on Monday, 2 March 2026 to retain your shares.

The Company believes that offering the Facility provides the following benefits:

•	The Facility allows shareholders to sell their shares without incurring any brokerage or handling fees; and

•	The Facility reduces the administrative burden and cost of managing a large number of small shareholdings.

Elevra intends to sell shares under the Facility and it has appointed Canaccord Genuity (Australia) Limited to facilitate the sale. Payment to participating shareholders will be remitted as soon as practicable following the settlement of shares sold through the Facility.

Key dates for the Facility are:
Event	Date (Brisbane)
Record Date for Establishing Eligible Shareholders	8 January 2026
ASX Announcement of Facility	12 January 2026
Dispatch of Letter and Notice of Retention Form to Eligible Shareholders	16 January 2026
Eligible Shareholder Deadline to Return Notice of Retention Form (Closing Date)	2 March 2026
Estimated Date for Payment of Proceeds of the Facility to Participating Eligible Shareholders	20 March 2026

ELEVRA LITHIUM • Level 28, 10 Eagle Street • Brisbane QLD 4000 • Australia +61 7 3369 7058 • info@elevra.com • ASX:ELV | NASDAQ:ELVR • ABN 26 091 951 978	elevra.com

The timetable is subject to the ASX Listing Rules and may be changed at the sole discretion of the Company. Elevra may, at its sole discretion, suspend or terminate the Facility. Any changes will be notified by written notice to ASX.

Your options are as follows:

1.	Sell your small shareholding

If you choose to sell your small shareholding, you do not need to take any action.

If you do not take any action, Elevra will sell your shares at market prices.

Payment will be remitted to you in Australian dollars using the bank account details recorded in Computershare for your Elevra Lithium Limited holding. If your bank account details are not recorded with Computershare, you will receive a cheque at your registered address recorded with Computershare. If your bank account details are not up to date or you do not have bank account details registered, but prefer to receive an electronic transfer of funds, you should notify Computershare of your current bank account details by contacting the Computershare Investor Centre at www.investorcentre.com/au prior to Monday, 2 March 2026.

All costs associated with the sale of your shares will be covered by the Company except for any bank fees and potential tax consequences arising from the sale, which will be your responsibility.

2.	Retain your small shareholding

If you choose to retain your small shareholding, you must either:

•	Complete and sign the enclosed Notice of Retention Form and return it to the address on the form, to be received by no later than 5:00pm (Brisbane time) on Monday, 2 March 2026; or

•
Purchase additional Elevra Lithium ordinary shares or consolidate multiple holdings (if available) under the same name and address with the same holder number (SRN or HIN) such that your holding amounts to a marketable parcel (which is 57 shares or more) by Monday, 2 March 2026.

If you successfully take one of these steps, Elevra will not sell your shares through the Facility.

You are advised to allow a reasonable amount of time for the Notice of Retention Form to be received by Computershare.

If you hold shares in multiple holdings, some or all of which are small shareholdings, Elevra will sell each small shareholding unless a completed and signed Notice of Retention Form is received for each small shareholding.

Elevra makes no recommendation as to whether you should participate in the Facility. You should seek independent professional advice when deciding whether to retain your shares or to participate in the Facility.

Please note that this letter has been prepared in compliance with Australian law and the ASX Listing Rules and may be distributed solely to Eligible Shareholders. This letter has not been registered, filed with or approved by the Non-Bank Financial Institutions Regulatory Authority (NBFIRA) of Botswana.
Frequently Asked Questions
What is a small shareholding of Elevra Lithium shares?

A small shareholding is a shareholding valued at less than A$500 based on the market value of Elevra shares on the Record Date.

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Why is Elevra undertaking a small shareholding sale facility?

Elevra recognises that many shareholders hold relatively small parcels of shares. In some circumstances, it may be uneconomical for holders to sell their parcels due to associated transaction costs. To allow these shareholders to sell their shares without incurring certain fees related to the sale, the Board has authorised the Facility.

The Company will also benefit from a reduction in the administrative costs and burden associated with managing a large number of small shareholdings, which are disproportionately expensive for the Company to maintain.
Who is eligible to participate in the Facility?

Shareholders of Elevra ordinary shares (ASX:ELV) who held shares as of the Record Date valued at less than A$500 are eligible to participate. However, shareholders who held Elevra securities in the United States of America (i.e. American Depository Shares listed on the NASDAQ and OTC securities) and any shareholder whose holdings are currently subject to liquidation or bankruptcy proceedings are excluded from participating. All other shareholders are ineligible.
Do I have to participate in the Facility?

No, the choice to participate or not is solely your decision.
What should I do if I do not want to participate in the Facility?

If you do not want to participate, you must either complete and return the Notice of Retention Form by 5:00pm (Brisbane time) on Monday, 2 March 2026 or increase the number of shares that you hold to 57 shares or more before Monday, 2 March 2026 through the purchase of additional shares or the consolidation of multiple holdings, if applicable.
Can Notice of Retention Forms be withdrawn?

Yes. Eligible Shareholders wishing to withdraw their Notice of Retention Form must contact the Elevra Shareholder Information Line on 1300 552 270 (within Australia) or +61 3 9415 4000 (outside Australia) (Monday to Friday, 7:30am to 4:00pm Brisbane time) to obtain instructions on how to withdraw their Notice of Retention Form. If you wish to withdraw your Notice of Retention Form this must be done before 5:00pm (Brisbane time) on Monday, 2 March 2026.

What price will I receive for shares sold through the Facility?

You will receive an amount per share equal to the total proceeds from all shares sold under the Facility divided by the total number of shares sold under the Facility, without any deduction for brokerage or handling costs.

Accordingly, the price you will receive for each share will be the average price of every share sold under the Facility. All Eligible Holders who are participating in the Facility will receive the same price per share and payment for your holding will be the average sale price multiplied by the number of your Elevra shares sold.

The price that you receive under the Facility will be determined by when and how the shares are sold. Elevra has appointed a Broker to sell your shares on market.
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What factors may influence the sale price of the shares?

As the market price is subject to change from time to time, the price will depend on a number of factors, including market conditions at the time of the sale.

You will not have control over the time at which your shares are sold, the price you receive may be different from the price quoted by ASX on any day, may not be the best price on the day that your shares are sold and will be an average price per share based on the price obtained for all the shares sold under the Facility.

Up-to-date information on the price of shares can be obtained from the daily press, through Elevra’s website at www.elevra.com or at www.asx.com.au (ASX code: ELV). None of Elevra, Computershare or the Broker provides any assurance as to what the price of the shares on the ASX will be or what sale price will be received for shares sold in the Facility.

The sale price of the shares sold in the Facility may not be challenged in the absence of manifest error.
Can Elevra vary the process for selling shares in the Facility?

Yes – Elevra reserves the right to vary, delay or terminate the process for selling shares in the Facility for any reason, including if market or other conditions are such that Elevra considers that adhering to that process may have a material impact on the price at which shares trade on ASX or if the Company believes that a more favourable price can be achieved for the shares by a different sale process. Elevra has discretion to make decisions regarding administration and calculations under the Facility. These discretions are subject to applicable laws, the ASX Listing Rules and the provisions of the Company’s Constitution.
What if the share price changes between the Record Date and the Closing Date?

If Elevra’s share price changes such that the value of your shares on the Closing Date ( 2 March 2026) is equal to or greater than A$500, thereby becoming a marketable parcel, your shares will still be sold under the Facility unless you return your completed Notice of Retention Form to the Share Registry by 5.00pm (Brisbane time) on Monday, 2 March 2026.
Do I have to pay anything to participate?

No, Elevra will pay all costs associated with implementing the Facility. Any bank fees or tax consequences resulting from the sale of your small shareholding will be solely your responsibility.

Can I sell some, but not all, or my shares through the Facility?

No, the Facility will be for your whole small shareholding.
What other restrictions are there on eligibility to participate in the Facility?

Elevra has no obligation to any shareholder to sell shares in the Facility.
The Company may determine that certain shareholders are ineligible to participate in the Facility, at its discretion. As at the date of these terms and conditions, Elevra considers the following shareholdings are not eligible to participate:
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•	securities held in the United States of America (i.e. American Depository Shares listed on the NASDAQ and OTC securities); and

•	shareholdings in any jurisdiction which are currently subject to liquidation or bankruptcy proceedings.

I hold multiple small shareholdings, can I still participate?

Yes. If there is more than one small shareholding registered under your name, you will receive this letter and Notice of Retention Form for each small shareholding held by you. If you would like to participate, you do not need to take any action and Elevra will sell all of the small shareholdings registered under your name.
What special authorisations does Elevra have in connection with the Facility?

Elevra is irrevocably authorised, without further notice, by each Eligible Shareholder who does not submit a Notice of Retention Form by 5.00pm (Brisbane time) on Monday, 2 March 2026 to do all things necessary to facilitate and administer the sale of the shares in the Facility. That includes:

•	engaging any third party (including brokers);

•
receiving all notices, including the Financial Services Guide (and any update of that document) which the Broker is required to provide under the Corporations Act 2001 (Cth) and which will be accessible on the Elevra website at www.elevra.com; and

•
executing all documents, including to effect any holding adjustment, securities transformation, securities transfer or other transmission or transaction in relation to an Eligible Shareholder’s parcel of shares, such as converting a CHESS holding to an issuer sponsored holding.

IF ELIGIBLE SHAREHOLDERS DO NOT RETURN A NOTICE OF RETENTION FORM, THEY ARE TAKEN TO HAVE AGREED TO THESE AUTHORISATIONS AND THEIR SHARES WILL BE SOLD.

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ELEVRA LITHIUM LIMITED ABN 26 091 951 978 ELV S&S HOLDINGS PTY LTD <SAMPLE A/C> LEVEL 9 / SAMPLE APARTMENTS 87 SAMPLE ST SAMPLE CITY NSW 2100	Return your Form to the Company’s share registry:

By Mail: Computershare Investor Services Pty Limited GPO Box 52 Melbourne Victoria 3001 Australia

By Email: corpactprocessing@computershare.com.au

For all enquiries:
Phone: (within Australia) 1300 552 270 (outside Australia) +61 3 9415 4000

TO RETAIN YOUR SHARES: your form must be received by 5:00pm (Brisbane time) Monday, 2 March 2026

IMPORTANT NOTICE: This is an important document that requires your immediate attention. It can only be used in relation to the shareholding printed on this form. Please complete and return this form if you DO NOT wish your shares in Elevra Lithium Limited to be sold.
Step 1: Shareholding Details
Use this form if you wish to retain your shares in Elevra Lithium Limited. If you have recently bought or sold shares your shareholding may differ from that shown. If you have already sold all your shares in Elevra Lithium Limited, do not complete or return this form. If you wish to retain your shares and you have more than one shareholding in Elevra Lithium Limited, you should consider consolidating them.
Please check the details provided and update your address via www.investorcentre.com if any of the details are incorrect.
If you have a CHESS sponsored shareholding, please contact your Controlling Participant to notify a change of address.
Step 2: Signing Instructions
Individual: Where the shareholding is in one name, the shareholder must sign.
Joint Shareholding: Where the shareholding is in more than one name, all of the shareholders must sign.
Power of Attorney: Where signing as Power of Attorney (POA), you must attach an original certified copy of the POA to this form. Companies: Where the shareholding is in the name of a Company, this form must be signed in accordance with the Corporations Act, either as:
•	a Sole Director and Sole Company Secretary OR a Sole Director (if no Company Secretary exists), OR
•	two Directors, OR
•	a Director and Secretary.
Overseas Companies: Where the shareholding is in the name of an Overseas company (companies incorporated outside Australia) the form must be signed as above, or documentation must be provided showing that the company can sign in an alternate manner.
Deceased Estate: Where the shareholding is in the name of a deceased estate, all executors must sign; and a certified copy or original, of the required documentation must accompany this form. Details of the documentation required can be found by searching “deceased estates” on our website www.computershare.com or by calling Computershare Investor Services Pty Limited on 1300 850 505 or +61 3 9415 4000. If the shareholding is in more than one name the surviving shareholder may sign the form and return it together with a certified copy of the death certificate of the other joint shareholder.
Step 3: Contact Details
Entering contact details is not compulsory, but will assist us if we need to contact you.
Turn over to complete the form

Elevra Lithium Limited Notice of Retention Form
Shares held as at 7:00pm (Sydney time) on Thursday, 8 January 2026:

By signing and returning this form, in accordance with the requirements set out in 'Step 2: Signing Instructions' overleaf, I/we the Shareholder(s) of the holding identified by the SRN/HIN in this form, hereby give notice that I/we wish to retain my/our shareholding in Elevra Lithium Limited, pursuant to clause 5.4 of Elevra Lithium Limited's Constitution.

Contact Name	Contact Daytime Telephone	Date	/ /

Email Address

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The personal information you provide on this form is collected by Computershare Investor Services Pty Limited (CIS), as registrar for the securities issuers (the issuer), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. In addition, the issuer may authorise us on their behalf to send you marketing material or include such material in a corporate communication. You may elect not to receive marketing material by contacting CIS using the details provided above or emailing privacy@computershare.com.au. We may be required to collect your personal information under the  Corporations Act 2001 (Cth) and ASX Settlement Operating Rules. We may disclose your personal information to our related bodies corporate and to other individuals or companies who assist us in supplying our services or who perform functions on our behalf, to the issuer for whom we maintain securities registers or to third parties upon direction by the issuer where related to the issuer’s administration of your securityholding, or as otherwise required or authorised by law. Some of these recipients may be located outside Australia, including in the following countries: Canada, India, New Zealand, the Philippines, the United Kingdom and the United States of America. For further details, including how to access and correct your personal information, and information on our privacy complaints handling procedure, please contact our Privacy Officer at privacy@computershare.com.au or see our Privacy Policy at http://www.computershare.com/au.
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